Exhibit(a)(5)(iii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of The Scotts Miracle-Gro Company.
The tender offer as defined below is made solely by the Offer to Purchase dated January 10, 2007 and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of SMG by Banc of America Securities LLC, the Dealer Manager
for this tender offer, or one or more registered broker dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
Up to 4,504,504 of its Common Shares
At a Per Share Purchase Price of Not Less Than $48.50
Nor Greater Than $55.50 Per Share
     The Scotts Miracle-Gro Company, an Ohio corporation (“SMG”), invites its shareholders to tender up to 4,504,504 of its common shares, without par value, for purchase by SMG at a price of not less than $48.50 nor greater than $55.50 per share (in increments of $0.50), net to the seller in cash, less any applicable withholding taxes and without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 10, 2007 and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the tender offer).
     The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other important conditions, including the receipt of financing, as described in the Offer to Purchase.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 8, 2007, UNLESS THE TENDER OFFER IS EXTENDED.
     The Board of Directors of SMG has approved the tender offer. However, neither SMG nor its Board nor the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender them. SMG has not authorized any person to make any recommendation with respect to the tender offer. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, shareholders should consider SMG’s reasons for making the tender offer.
     SMG’s directors and executive officers, and SMG’s largest shareholder, Hagedorn Partnership, L.P., of which James Hagedorn, SMG’s Chairman and Chief Executive Officer, and Katherine Hagedorn Littlefield, one of SMG’s directors, are partners, have advised SMG that they do not intend to tender any shares owned by them in the tender offer.
     Upon the terms and subject to the conditions of the tender offer, SMG will select the lowest price that will enable it to buy 4,504,504 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether a shareholder tenders any shares at a lower price. SMG will purchase all shares validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) at the purchase price, upon the terms and subject to the conditions of the tender offer, including the “odd lot,” proration and conditional tender provisions, as described in the Offer to Purchase.
     Under no circumstances will SMG pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. The term “Expiration Time” means 12:00 midnight, New York City time, on Thursday, February 8, 2007, unless and until SMG has extended the period of time during which the tender offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the tender offer, as so extended by SMG, shall expire. Subject to applicable SEC regulations, SMG reserves the right, in its sole discretion, to change the terms of the tender offer, including, but not limited to, purchasing more or less than 4,504,504 shares in the tender offer.

     For purposes of the tender offer, SMG will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, shares that are validly tendered at or below the purchase price and not validly withdrawn only when, as and if SMG gives oral or written notice to National City Bank, the Depositary for the tender offer, of its acceptance of such shares for payment pursuant to the tender offer. SMG will pay for shares tendered and accepted for payment in the tender offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
     Upon the terms and subject to the conditions of the tender offer, if more than 4,504,504 shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, SMG will purchase shares in the following order of priority:
     • first, all such shares owned beneficially or of record by an Odd Lot Holder (as defined in the Offer to Purchase) who validly tenders all of such shares at or below the purchase price (partial tenders will not qualify for this preference) and completes, or whose broker, dealer, commercial bank, trust company or other nominee completes, the box captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;
     • second, after purchase of all of the foregoing shares, all other shares tendered at or below the purchase price on a pro rata basis, if necessary (except for shareholders who tendered their shares conditionally and for which the condition was not satisfied); and
     • third, if necessary to permit SMG to purchase 4,504,504 shares (or such greater number of shares as SMG may elect to purchase), shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot.
     SMG will return all tendered shares that it has not purchased promptly after the Expiration Time.
     SMG expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. SMG also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.
     SMG believes that the repurchase of shares, together with the special dividend that SMG has previously disclosed (which is currently estimated to be $500 million), is consistent with its long-term goal of maximizing shareholder value. In considering the tender offer, SMG’s management and Board reviewed, with the assistance of outside advisors, a variety of alternatives for using its available financial resources. Based on this review and evaluation, SMG’s management and Board believe that the tender offer is a prudent use of SMG’s financial resources.
     Generally, shareholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from SMG in exchange for the shares they tender in the tender offer. SMG recommends that shareholders consult with their tax advisors with respect to their particular situation.
     Tenders of shares are irrevocable, except that shareholders may withdraw any shares they have tendered at any time before the Expiration Time. If SMG has not accepted for payment the shares that have been tendered to it, shareholders may also withdraw their shares after 12:00 midnight, New York City time, on Friday, March 9, 2007. To withdraw shares, shareholders must deliver a written notice of withdrawal with the required information to the Depositary while shareholders still have the right to withdraw their shares.
     If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an “eligible institution” (as defined in the Offer to Purchase) has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.
     SMG will decide, in its sole discretion, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of SMG, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the tender offer.
     The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies (including the trustee or administrator of The Scotts Company LLC Retirement Savings Plan, the Smith & Hawken 401(k) Plan and The Scotts Miracle-Gro Company Discounted Stock Purchase Plan) and similar persons whose names, or the names of whose nominees, appear on SMG’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the tender offer. Shareholders may obtain additional copies of the Offer to Purchase, Letter of

Transmittal and Notice of Guaranteed Delivery from the Information Agent at the address and telephone number set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at SMG’s expense.
     Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the Depositary.
The Information Agent for the tender offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Bankers & Brokers Call Collect: 212-269-5550
All Others Call Toll-Free: 800-714-3312
The Dealer Manager for the tender offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502 (Call Collect)
(888) 583-8900, ext. 8502 (Call Toll Free)
January 10, 2007